Correspondence

GOLD RESOURCE CORPORATION
222 Milwaukee Street
Suite 301
Denver, CO 80206

December 31, 2008

VIA EDGAR and FACSIMILE at (202) 772-9369

H. Roger Schwall
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K filed April 14, 2008, File No. 333-129321

Dear Mr. Schwall:

Please let this letter serve as a request that the Commission grant additional time to respond to the comment letter Gold Resource Corporation (the “Company”) received for the above-captioned annual report on Form 10-K. The Company is presently working on its response, however, due in part to the holiday schedules of the Company and of its legal and accounting advisers, and also due in part to my anticipated unavailability in early January, the Company does not believe it will have adequate time to prepare a complete response prior to the expiration of the 10-day deadline requested by the Commission. As a result, the Company proposes to submit a response to the Commission no later than January 21, 2009.

We greatly appreciate your cooperation. Please feel free to contact me, or in my absence, David Babiarz, Esq. at 303-861-8013, if you have any concerns or questions.

Sincerely,

GOLD RESOURCE CORPORATION

/s/ William W. Reid

William W. Reid
President

cc:	David J. Babiarz, Esq. W. Edward Schenkein Craig Arakawa Norman Gholson